UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

The ExOne Company

(Exact name of registrant as specified in its charter)

Delaware	001-35806	46-1684608
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

127 Industry Boulevard North Huntingdon, Pennsylvania	15642
(Address of principal executive offices)	(Zip Code)

Loretta L. Benec

General Counsel and Corporate Secretary

(724) 863-9663

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and to provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of The ExOne Company (“ExOne”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2017 to December 31, 2017.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

ExOne is a global provider of three-dimensional (“3D”) printing machines and 3D printed and other products, materials and services to industrial customers. Our business primarily consists of (i) manufacturing and selling 3D printing machines and (ii) printing products to specification for our customers using our installed base of 3D printing machines. Our machines serve direct and indirect applications. Direct printing produces a component; indirect printing makes a tool to produce a component. We offer pre-production collaboration and print products for customers through our network of ExOne Adoption Centers and Production Service Centers. We also supply the associated materials, including consumables and replacement parts, and other services, including training and technical support that is necessary for purchasers of our 3D printing machines to print products. Our 3D printing machines use our binder jetting technology, powdered materials, chemical binding agents and integrated software to print 3D products directly from computer models by repeatedly depositing very thin layers of powdered materials and selectively placing chemical binding agents to form the printed product. Currently, our 3D printing machines are able to manufacture casting molds and cores from specialty sands and ceramics, which are the traditional materials for these casting products. Our 3D printing machines also are capable of direct product materialization by printing industrial metals and other materials, including stainless steel, bronze, iron, bonded tungsten, IN Alloy 625 and glass. Certain of these metals also include gold powder, tungsten powder, and bronze (tin) powder, each of which is covered as a Conflict Mineral by the Rule.

Because gold powder, tungsten powder and bronze (tin) powder each are used in our manufacturing process, the Company undertook a good-faith reasonable country of origin inquiry regarding the Conflict Minerals, which inquiry was designed to determine whether any of the Conflict Minerals included in our products originated in the Covered Countries or whether any of the Conflict Minerals may be from recycled or scrap sources.  The Company’s reasonable country of origin inquiry was part of its due diligence on the source and chain of custody of the Conflict Minerals.

The Company’s due diligence on the source and chain of custody of the Conflict Minerals, including its efforts to determine the countries of origin of the Conflict Minerals, in certain of our products is described in further detail in the Conflict Minerals Report that is filed as Exhibit 1.01 to this Form SD.  We have provided the above-referenced information on our website at http://www.investor.exone.com/corporate-governance.cfm.

Item 1.02	Exhibit

The Company is filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD. The Conflict Minerals Report is also publicly available on the Company’s website at http://www.investor.exone.com/corporate-governance.cfm.

Section 2 – Exhibits

The following exhibit is filed as part of this report.

ExhibitDescription

1.01Conflict Minerals Report of The ExOne Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The ExOne Company

Dated: May 31, 2018	By:	/s/ Loretta L. Benec
Loretta L. Benec
General Counsel and Corporate Secretary